EXHIBIT 99.0

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended March 31, 2001
(Dollars in Thousands)
(Unaudited)
Restated

FIXED CHARGES:

Interest Expense	$48,124

Amortization of Debt Premium, Discount and Expense	390

Interest Component of Rentals	12

Total Fixed Charges	$48,526

EARNINGS:

Net Income	$91,320

Add:

Income Taxes Applicable to Utility Operating Income	63,379

Income Taxes Applicable to Non-Utility Operating Income	(554)

Income Taxes Applicable to Other Income (Expenses)-Net	(3,336)

Total Fixed Charges	48,526

Total Earnings	$199,335

Ratio of Earnings to Fixed Charges	4.1